

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2013

<u>Via E-mail</u>
Pierre-Oliver Beckers
Chief Executive Officer
Delhaize Group
Square Marie Curie 40
1070 Brussels, Belgium

      Re: **Delhaize Group**
               Form 20-F for the Fiscal Year Ended December 31, 2012
               Filed April 26, 2013
               File No. 333-13302

Dear Mr. Beckers:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Mara L. Ransom

               Mara L. Ransom
               Assistant Director